                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB


                                (AMENDMENT NO. 3)


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                    REALM PRODUCTION AND ENTERTAINMENT, INC.
                 (Name of Small Business Issuer in its charter)

              FLORIDA                             65-0609891
     (State of incorporation)        (I.R.S. Employer Identification No.)

          4950 WEST PROSPECT ROAD, FT. LAUDERDALE, FLORIDA     33309
              (Address of principal executive offices)      (Zip Code)

Issuer's Telephone Number    (954) 745-0077

Securities to be registered pursuant to 12(b) of the Act:     NONE

Securities to be registered pursuant to 12(g) of the Act:

                          COMMON STOCK $.005 PAR VALUE
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

OVERVIEW

         Realm Production and Entertainment, Inc. (the "Company"), was incorporated under the laws of the State of Florida in May 1995. The Company, through BRT Video, Inc., its majority owned subsidiary ("BRT") and VidKid Distribution, Inc., its wholly owned subsidiary ("VidKid"), is engaged in (i) the development and production of live and computer generated children's made for television movies and series; (ii) the marketing and sale of various children's programs, including certain "Howdy Doody" episodes; and (iii) providing video and post-production and distribution services to third parties.In addition to the foregoing, the Company's business is intended to include, but not be limited to, obtaining video, broadcast and distribution rights ("Intellectual Properties") to children's television programs and movies owned, licensed, or to be acquired or created by the Company.

PROGRAM PRODUCTION

         In October 1998, the Company acquired 72.5% of the outstanding stock of BRT. The remaining 27.5% is owned by James Purpuro and Norman Titcomb. BRT was organized in November 1983 and provides video, audio and editing post-production services and facilities to the Company and third parties including local television stations, independent producers and cable broadcasters. The Company's production business, as conducted through BRT, involves a three phase process comprised of pre-production, production and post-production activities.

         The pre-production stage begins with the creation of a concept and story. During pre-production, a script and songs (both music and lyrics) are written. In addition, Company personnel prepare model sheets for each character, create story boards and mouth charts for purposes of synchronization. The Company's pre-production activities are presently conducted principally by the Company at its offices and at work for hire studios including those of set and puppet manufacturers.

         The production phase includes the actual shooting or computer animation of the principal photography of each episode and/or movie. During the production phase, principal photography occurs including but not limited to, sets lighting, sound recording, blue screen photography and animation.

         The post-production phase involves editing the which includes adding voices, music and special effects to the rough cut magnetic tape, film negative and/or animation. The tape or negative is then edited and reviewed for quality, and any corrections or final changes required are made. The result of the post-production process is a final positive print (for film) or a 1-inch master take (for television or videocassette) in which the video, music and sound effects are synchronized.

MARKETING AND DISTRIBUTION

         In July 1997, the Company formed Vidkid as a wholly-owned subsidiary. Vidkid will distribute Intellectual Properties owned by the Company and various third parties for which Vidkid will receive royalty payments. The Company expects Vidkid to generate revenues from the programs it distributes through three principal channels: (i) markets, including network, syndicated and cable television, both in the United States and abroad, (ii) non-television markets, including videocassette sales and rentals and (iii) after-market merchandising, including licensing the use of children's characters in connection with toys, clothing and other forms of children's products ("Merchandising Rights") although Vidkid has not acquired and Merchandising Rights to date.

         Vidkid owns both the broadcast and video distribution rights for 130 color episodes of The New Howdy Doody Show produced in the 1970's (the "Howdy Doody Episodes"). NBC owns the Howdy Doody trademark rights and all merchandising rights to "Howdy Doody" products. The Company's marketing strategy is to utilize the "Howdy Doody Episodes" to establish immediate video sales revenues, television exposure and to enhance the Company's name in the industry.

         "HOWDY DOODY". In August 1997, VidKid entered an agreement with Madison Sports and Entertainment, Inc. ("Madison") to purchase from Madison the broadcast and video rights (the "Rights") in 130 color episodes of the "Howdy Doody" Show produced in the 1970's (the "Madison Agreement"). After the Company paid an initial deposit of $50,000 to Madison pursuant to the terms of the Madison Agreement, litigation ensued between Madison and John J. Drury ("Drury") as to which party owned the Rights. After Drury prevailed in the litigation, the Company entered into an agreement with Drury and Buffalo Bob Enterprises, Inc. which set forth the terms pursuant to which the Company would purchase the Rights from Drury (the "Drury Agreement"). Subsequent to the consummation of the Drury Agreement, Madison appealed the lower court's ruling naming Drury as the owner of the Rights but the appellate court upheld the lower court's ruling. As a result of the appellate court's ruling, the Company intends to pay the remainder of the purchase price for the Howdy Doody Episodes to Drury. The Company is in possession of Howdy Doody Episodes and is in the process of cleaning, digitizing and editing them, which is estimated to be completed in the second quarter of 1999. Negotiations have commenced to establish the extent of the market for the episodes as both a video sale and as a television series. QVC has featured the "Howdy Doody Episodes" on two separate programs.

         In August 1998, the Company signed video distribution agreements with National Syndications, Inc. and Fast Forward Marketing, to distribute the "Howdy Doody" Episodes to the retail markets. The National Syndications agreement was terminated in accordance with its terms in December 1998. The Fast Forward Marketing agreement, which terminates in July 2001, sets forth the terms pursuant to which Fast Forward Marketing will attempt to sell "Howdy Doody" Episode video box sets.

         In December 1998, VidKid licensed Broadcast America Partnership, Ltd. ("BAP") the right to broadcast 65 of the "Howdy Doody" Episodes (the "Broadcast America Agreement"). On June 2, 1999, the Company and BAP agreed to terminate the Broadcast America Agreement with neither party having any further obligations to the other party. The Broadcast America Agreement was terminated upon the Company's request due to BAP's inability to procure advertising funds necessary to air the "Howdy Doody" Episodes.

         The Company is attempting to enter into additional agreements with companies to market the Howdy Doody Episodes to foreign markets and for domestic television broadcast although no agreements or material negotiations have taken place to date.

         In addition to the "Howdy Doody Episodes", the Company has acquired rights to, and commenced, preliminary pre-production development of additional children's programs.

         In August 1997, the Company entered into a joint venture with The Animation Factory, Inc. ("TAF"). TAF has established themselves in the video, TV, CD-ROM and comic book industries, and has animated episodes of "VanPires", a nationally syndicated children's show. Through the joint venture agreement, the Company acquired the exclusive distribution rights and a fifty (50%) percent equity participation in "Atomic Ants" and "Goblins" which are computer animation concepts to be produced as television series. The Company is entitled to additional fees of between 10% and 22.8% from gross revenues generated from the distribution if the Company can arrange for or provide financing necessary to produce a minimum of thirteen (13) episodes of "Atomic Ants" and "Goblins."

         "ATOMIC ANTS is a three dimensional computer animated action series takes place in the year 3618, when humans have long since become extinct, and the insect species have evolved to take over the earth. "GOBLINS" is a children's live action, puppet and three dimensional computer animated show whose three (3) minute "trailer" is presently being edited.

         In May 1995, the Company entered into an agreement with John Driver, the creator of "YAHOO BUGABOO", to develop, produce, finance and distribute Yahoo Bugaboo programming. "YAHOO BUGABOO", is a children's adventure story concept with a set of newly created puppet characters. The Company completed the production of the pilot (three half-hour episodes) in August 1996. Subject to the availability of adequate financial resources, the Company plans to produce 13 episodes of "Yahoo Bugaboo." If the Company decides to expand the Yahoo Bugaboo concept beyond the pilot, the Company will be obligated to pay Mr. Driver three and one-half (3.5%) percent of the adjusted gross merchandising royalty revenues the Company receives from "Yahoo Bugaboo." Mr. Driver is also entitled to perform various production services on behalf of the Company in connection with the continued development and production of "Yahoo Bugaboo" program for which the Company must pay Mr. Driver certain commissions. Mr. Driver has the right to receive the agreement if certain production quotas are not achieved.

         "SPACE PIRATES" is a 3D computer generated pirate adventure that takes place in the year 3018. The adventure is premised upon classic pirate characters tales but also involves new concepts and story lines which includes futuristic majestic space ships that sail through uncharted regions of the universe. The Company is producing Space Pirates and Vidkid is currently distributing Space Pirates. Neither the Company nor Vidkid currently has agreements with third parties regarding Space Pirates.

         Marketing and distribution costs for the "Howdy Doody Episodes" during 1997 and 1998 were approximately $108,500 and $817,500, respectively. During the current fiscal year, the Company has spent approximately $75,000 on "Howdy Doody" marketing efforts. Marketing and distribution costs for "Yahoo Bugaboo" during 1997 and 1998 were approximately $262,500 and $0, respectively. During the current fiscal year, the Company spent approximately $37,500 on "Yahoo Bugaboo" marketing efforts. During 1997 and 1998, the Company spent approximately $0 and $104,000, respectively on "Space Pirates" marketing and distribution efforts. During the current year, the Company has spent about $475,000 on Space Pirates marketing efforts.

COMPETITION

         The Company competes with many television production and distribution companies, TV studios and editing facilities, many of which are larger and have greater human, financial and other resources. In the program creation business, the Company competes with many other producers of children's television programs, many of which are larger and have substantially greater human, financial and other resources than the Company and which have histories of attracting talent, producing children's programs and hiring key employees for the production of children's programs, as well as significantly broader access to production and distribution opportunities and creative talent. The most critical factor in the program creation business is the commercial acceptance of the programs by the public. In selecting programs, customers such as television networks rely heavily on the past history of successful programs by the producer. Since the Company does not have any history at this time, it is at a competitive disadvantage.

Year 2000 Impact

         The Year 2000 issue is the result of information technology systems and embedded systems (products which are made with microprocessor (computer) chips) such as personal computers using a two-digit format, as opposed to four digits, to indicate the year. Such information technology and embedded systems may be unable to properly recognize and process date-sensitive information beginning January 1, 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

The Company's State of Readiness

         The Company and its subsidiaries use a limited amount of computers and computer software primarily in connection with their in-house bookkeeping systems. Such systems, including hardware and software, were recently purchased and are believed, by the manufacturers and the Company to be year 2000 compatible.

         Notwithstanding the fact that the Company monitors the extent to which its and its subsidiaries' hardware and other embedded chip equipment may not be year 2000 compatible, as a precaution, the Company both uses back-up systems to store electronic or computer stored information, bookkeeping records and other administrative information and keeps paper records of all material transactions and correspondence.

The Costs to Address the Company's Year 2000 Issues

         Based on the limited use of computer software, hardware and embedded systems by the Company and its subsidiaries and the progress the Company and its subsidiaries have made in identifying and addressing their year 2000 issues, management does not foresee significant risks associated with year 2000 compliance by the Company and its subsidiaries at this time. The Company believes that the costs directly associated with the year 2000 issue will be less than $20,000 and that all required upgrades and replacements, if any, will be completed prior to the end of the third quarter of 1999.

Customer, Supplier and Other Third Party Year 2000 Issues

         The Company does not currently have material third party relationships with suppliers, customers or other third parties with which it conducts business. Therefore management cannot, at this time, predict the potential costs to the Company or its subsidiaries of any adverse impact or effect of any year 2000 deficiencies by any third parties.

The Risks of the Company's Year 2000 Issues and Contingency Plans

         Although the Company believes that its internal exposure to the year 2000 issue is limited, there can be no assurance its software or any of its computer systems will be fully year 2000 compatible. At this time, the Company is unable to accurately predict the consequences of failed remediation efforts or new systems to effectively address the year 2000 issue, although management does not believe that any such failures will result in a material, adverse effect on the Company or its subsidiaries, or the operation of their business.

ITEM 2.  DESCRIPTION OF PROPERTY

         The Company maintains a 1500 square foot corporate office at 3100 N.29th Court, Hollywood, Florida. These leased offices house the corporate executives, and are the center point of the Company's operations. The lease requires the Company to pay approximately $3,000 per month and terminates in May 2000 subject to the Company's option to renew the lease for a period of three years.

         BRT maintains a 15,000 square foot corporate office at 4950 W. Prospect Road, Ft. Lauderdale, Florida 33309. These leased offices and the site of video editing and audio facilities, and a 5,000 square foot sound stage, scheduled to be constructed in the future. The lease for the BRT facility requires the Company to pay approximately $11,500 per month and terminates in November 2007.

ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT EMPLOYEES

         The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

EXECUTIVE OFFICERS AND DIRECTORS

NAME                                AGE              POSITION
----                                ---              --------
Steven Adelstein                    51               Chairman of the Board,
                                                     Director and President

Gus Guilbert, Jr.                   37               Executive Vice President,
                                                     Treasurer and Secretary

         STEVEN ADELSTEIN has been Chairman of the Board, President and Director of the Company since May 1995. From February 1993 and February 1995, Mr. Adelstein was the Executive Producer/coordinator/packager of "Jelly Bean Jungle," a children's television series syndicated in over 85% of the U.S. markets and in many foreign territories. Between September 1969 and June 1972, Mr. Adelstein worked as a Certified Public Accountant with the firm of Peat, Marwick, Mitchell and Company. In 1989, Mr. Adelstein filed for personal bankruptcy under the Federal Bankruptcy Act, as a primary result of contingent liability on commercial real estate loans to various lending institutions. Mr. Adelstein devotes about 95% of his time to the Company and 5% of his time to providing services to AUW, Inc., a family owned company. See "Interest of Management and Certain Transactions".

         GUS GUILBERT, JR. has been Executive Vice President, Treasurer and Secretary of the Company since August 1997. Since June 1993, Mr. Guilbert has served as Director and President of Gilco, Inc. a computer consulting company which is not currently conducting operations. Mr. Guilbert currently devotes all of his time to the Company.

ITEM 4.  EXECUTIVE COMPENSATION

         The following table sets forth information relating to the compensation paid by the Company during the past two fiscal years to the Company's officers.

                                                SUMMARY COMPENSATION TABLE

                                                             Annual Compensation                  Long-Term Compensation
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Awards
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            Securities
                                                                 Other                        Under-
                                                                 Annual      Resticted        Lying                      All Other
                                                                 Compen-       Stock         Options/        LTIP         Compen-
Name and Principal                                               sation       Award(s)         SARs         Payouts       sation
Position                   Year         Salary        Bonus        ($)          ($)            (#)            ($)           ($)
-----------------------------------------------------------------------------------------------------------------------------------
Steven Adelstein,
Chairman                   1998        $120,000                 $18,000
-----------------------------------------------------------------------------------------------------------------------------------
                           1997        $ 90,000                 $15,000                     200,000(1)
-----------------------------------------------------------------------------------------------------------------------------------
                           1996        $ 60,000                 $15,000                     300,000(1)
-----------------------------------------------------------------------------------------------------------------------------------
Gus Guilbert               1998        $ 36,000                      --
Executive
Vice President,            1997        $ 36,000                      --                      25,000(2)
Treasurer
and Secretary              1996             N/A                     N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------------

(1)      Assigned by Mr. Adelstein to family members and their affiliates.
(2) Issuable upon the exercise of warrants exercisable to $2.00 per share until December 31, 2005.

EMPLOYMENT AGREEMENTS

         STEVEN ADELSTEIN, PRESIDENT AND CHAIRMAN. In January 1996, the Company entered into a five year employment agreement with Steven Adelstein. The agreement entitles Mr. Adelstein to receive an average annual base salary of $102,000 and standard fringe benefits. The agreement also entitles Mr. Adelstein to receive a bonus equal to 2.5% of gross receipts actually collected by the Company resulting from merchandising royalties of the Company's Intellectual Properties. Mr. Adelstein, or his affiliates, also received warrants to acquire 300,000 shares of Common Stock of the Company at an average exercisable price of $1.25 per share and expiring December 31, 2005. Pursuant to the terms of Mr. Adelstein's employment agreement with the Company, the Company is obligated to make a three (3) year loan to Mr. Adelstein of up to $375,000, the proceeds which must be used to pay the exercise price of the 300,000 warrants granted to Mr. Adelstein pursuant to the employment agreement which were subsequently assigned by Mr. Adelstein to his children. The loan will accrue interest at 9.6% per annum with interest only payable semi-annually until maturity. The loan will be secured by the shares issued upon exercise of the warrants.

         GUS GUILBERT, JR. EXECUTIVE VICE-PRESIDENT, TREASURER AND SECRETARY. In August 1997, the Company entered into an three year employment agreement with Mr. Guilbert. The agreement entitles Mr. Guilbert to an annual base salary of $36,000 which is increased to $42,000 for the third year of the Agreement and standard fringe benefits. The agreement also entitles Mr. Guilbert to an annual bonus based upon performance as determined by the Board of Directors. Additionally, Mr. Guilbert was granted warrants to acquire 25,000 shares of Common Stock of the Company at an exercisable price of $2.00 per share exercisable until December 31, 2005.

STOCK OPTIONS

                                       OPTION/SAR GRANTS IN LAST FISCAL YEAR

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                        Individual Grants
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                                                                                            Potential Realizable
                                                                                                  Value at
                                                                                               Assumed Annual        Alternative To
                                           Percent of                                           Rate of Stock         (f) and (g):
                       Number Of             Total                                         Price Appreciation For      Grant Date
                       Securities           Options/                                             Option Term              Value
                       Underlying         SARs Granted      Exercise Of                  ------------------------------------------
                       Options/SARs       To Employees      Base Price     Expiration                                  Grant Date
       Name            Granted (#)       In Fiscal Year       ($/Sh)          Date         5% ($)       10% ($)       Present Value
-----------------------------------------------------------------------------------------------------------------------------------
Steven Adelstein           n/a                n/a              n/a            n/a           n/a            n/a             n/a
-----------------------------------------------------------------------------------------------------------------------------------
Gus Guilbert               n/a                n/a              n/a            n/a           n/a            n/a             n/a
-----------------------------------------------------------------------------------------------------------------------------------

                             1998 STOCK OPTION PLAN

INCENTIVE AND NONQUALIFIED STOCK OPTION PLAN

         In January 1998, the Board of Directors and a majority of the Company's shareholders ("Majority Shareholders") adopted the Company's 1998 Stock Option Plan (the "Plan").

         The Plan works to increase the employees', consultants' and employee directors' proprietary interest in the Company and to align more closely their interests with the interests of the Company's shareholders. The Plan will also aid the Company in attracting and retaining the services of experienced and highly qualified professionals. Under the Plan, the Company intends to reserve an aggregate of 500,000 shares of Common Stock for issuance pursuant to options granted under the Plan ("Plan Options"). The Board of Directors or a Committee of the Board of Directors (the "Committee") of the Company will administer the Plan which includes, without limitation, the selection of the persons who will be granted Plan Options under the Plan, the type of Plan Options to be granted, the number of shares subject to each Plan Option and the Plan Option price.

         Plan Options granted under the Plan may either be options qualifying as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not so qualify ("Non-Qualified Options"). In addition, the Plan also allows for the inclusion of a reload option provision ("Reload Option"), which permits an eligible person to pay the exercise price of the Plan Option with shares of Common Stock owned by the eligible person and receive a new Plan Option to purchase shares of Common Stock equal in number to the tendered shares. Any Incentive Option granted under the Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any Incentive Option granted to an eligible employee owning more than 10% of the Company's Common Stock must be at least 110% of such fair market value as determined on the date of the grant. The term of each Plan Option and the manner in which it may be exercised is determined by the Board of the Directors or the Committee, provided that no Plan Option may be exercisable more than 10 years after the date of its grant and, in the case of an Incentive Option granted to an eligible employee owning more than 10% of the Company's Common Stock, no more than five years after the date of the grant. The exercise price of Non-Qualified Options shall be determined by the Board of Directors or the Committee.

         The per share purchase price of shares subject to Plan Options granted under the Plan may be adjusted in the event of certain changes in the Company's capitalization, but any such adjustment shall not change the total purchase price payable upon the exercise in full of Plan Options granted under the Plan.Officers, directors, key employees and consultants of the Company and its subsidiaries (if applicable in the future) will be eligible to receive Non-Qualified Options under the Plan. Only officers, directors and employees of the Company who are employed by the Company or by any subsidiary thereof are eligible to receive Incentive Options.

         All Plan Options are nonassignable and nontransferable, except by will or by the laws of descent and distribution, and during the lifetime of the optionee, may be exercised only by such optionee. If an optionee's employment is terminated for any reason (other than his death or disability or termination for cause), or if an optionee is not an employee of the Company but is a member of the Company's Board of

Directors and his service as a Director is terminated for any reason (other than death or disability), the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date or 30 days following the date of termination. If the optionee dies during the term of his employment, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date of the Plan Option or the date one year following the date of the optionee's death.If the optionee is permanently and totally disabled within the meaning of Section 22(e)(3) of the Internal Revenue Code of 1986, the Plan Option granted to him lapses to the extent unexercised on the earlier of the expiration date of the option or one year following the date of such disability.

         The Board of Directors or the Committee may amend, suspend or terminate the Plan at any time, except that no amendment shall be made which (i) increases the total number of shares subject to the Plan or changes the minimum purchase price therefor (except in either case in the event of adjustments due to changes in the Company's capitalization), (ii) affects outstanding Plan Options or any exercise right thereunder, (iii) extends the term of any Plan Option beyond ten years, or (iv) extends the termination date of the Plan. Unless the Plan shall theretofore have been suspended or terminated by the Board of Directors, the Plan shall terminate on approximately 10 years from the date of the Plan's adoption. Any such termination of the Plan shall not affect the validity of any Plan Options previously granted thereunder.

         As of May 5, 1999, no Plan Options had been granted. Mr. Adelstein, the sole director of the Company and administrator of the Plan may not grant himself Plan Options until additional members are added to the Company's Board.

OPTION EXERCISES AND HOLDINGS

         The following table sets forth information with respect to the exercise of options to purchase shares of Common Stock during the fiscal year ended December 31, 1998, of each person named in the Summary Compensation Table and the unexercised options held as of the end of the 1998 fiscal year.

         AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
                                OPTION/SAR VALUES

-----------------------------------------------------------------------------------------------------------------------------------
                                                                               Number of
                                                                              Securities                      Value Of
                                                                              Underlying                    Unexercised
                                                                              Unexercised                   In-The-Money
                                                                              Options/SARs                  Options/SARs
                                                                          At Fiscal Year-End               At Fiscal Year-
                                        Shares             Value                 (#)                           End ($)
                                     Acquired On         Realized            Exercisable/                    Exercisable/
               Name                  Exercise (#)           ($)             Unexercisable                   Unexercisable
-----------------------------------------------------------------------------------------------------------------------------------
Steven Adelstein                          0                  0                500,000(1)                          N/A
-----------------------------------------------------------------------------------------------------------------------------------
Gus Guilbert                              0                  0                 50,000                             N/A
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

(1) Includes 500,000 warrants held by Mr. Adelstein family members and affiliates. See "Security Ownership of Certain Beneficial Owners and Management.

ITEM 5.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the Company's Common Stock beneficially owned on May 4, 1999, for (i) each shareholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding Common Stock, (ii) each of the Company's executive officers and directors, and (iii) all executive officers and directors as a group. At May 4, 1999, there were 2,962,626 Shares ("Shares") of Company common stock, par value $.005 (the "Common Stock") outstanding.

                                         No. of Shares               Percent of
Name and Address or                     of Common Stock              Beneficial
Identity of Group(1)                 Beneficially Owned(2)           Ownership
--------------------                 ---------------------           ---------
Steve Adelstein (3)                          906,400                    26.2%
Gus Guilbert, Jr. (4)                         88,000                     2.9%
FAC Enterprises, Inc.(5)                     300,000                    10.1%
Realm Holding, Inc.(6)                       600,000                    20.3%
Kaufmann Fund(7)                             172,000                     5.8%
                                          ----------                  ------
                                           2,066,400                    65.3%
                                          ==========                  ======

All Executive Officers and Directors
as a group (2 persons)

(1) Unless otherwise indicated, the address of each of the persons setforth below is 4950 West Prospect Road, Fort Lauderdale, Florida 33309.

(2) In general, a person is considered a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.

(3) Mr. Adelstein is Chairman, Director and President of the Company.Includes (i) warrants to purchase up to 300,000 shares of Common Stock at an exercise price of $1.25 exercisable through December 31, 2005 held by Mr. Adelstein's children; (ii) warrants to purchase up to 100,000 shares of Common Stock exercisable at $2.30 exercisable through December 31, 2005 owned by AUW, Inc. ("AUW"), a company of which Mr. Adelstein is an officer and which is controlled by Mr. Adelstein's family members; and (iii) warrants to purchase 100,000 shares of Common Stock exercisable at $2.00 per share through December 31, 2005 owned by Mr. Adelstein's parents; and (iv) an aggregate of 406,400 shares of Common Stock of the Company owned by Mr. Adelstein's family members and AUW.

(4) Mr. Guilbert is Executive Vice President, Secretary and Treasurer of the Company. Includes (i) 25,000 shares of Common Stock issuable upon the exercise of warrants exercisable at $2.00 per share until December 31, 2005; and (ii) 25,000 shares of Common Stock issuable upon the exercise of warrants exercisable at $2.30 until December 31, 2005.

(5)      Address is 4960 South Virginia Avenue, Suite 300, Reno, NV 89502.

(6)      Address is 648 Post Road, Wakefield, RI 02879.

(7)      Address is 140 E. 45th Street, 43rd Floor, New York, New York 10017.

ITEM 6.  INTEREST OF MANAGEMENT AND OTHER CERTAIN TRANSACTIONS

         Prior to being employed by the Company, Mr. Adelstein became employed with AUW, Inc. ("AUW"), a corporation controlled by family members of Mr. Adelstein. Pursuant to the terms of an agreement between the Company and AUW in which AUW allowed Mr. Adelstein to work for the Company at the same time Mr. Adelstein works for AUW, AUW receives a portion of the compensation received by Mr. Adelstein from the Company. For example, AUW received $75,000, $60,000 and $60,000 portions of Mr. Adelstein's compensation in 1996, 1997 and 1998, respectively.

         Pursuant to the terms of Mr. Adelstein's employment agreement with the Company, the Company is obligated to make a three (3) year loan to Mr. Adelstein of up to $375,000, the proceeds which must be used to pay the exercise price of the 300,000 warrants granted to Mr. Adelstein pursuant to the employment agreement which were subsequently assigned to Mr. Adelstein's children. The loan will accrue interest at 9.6% per annum with interest only payable semi-annually until maturity. The loan will be secured by the shares issued upon exercise of the warrants.

ITEM 7.  DESCRIPTION OF SECURITIES

         The Company is authorized to issue 10,000,000 shares of Common Stock, par value $.005 per Share, and 2,000,000 shares of Preferred Stock, par value $.01 per Share. As of May 4, 1998, there were 2,962,626 shares of Common Stock issued and outstanding and no shares of Preferred Stock outstanding.

COMMON STOCK

         The Company is authorized to issue up to 10,000,000 shares ("Shares") of Common Stock, $.005 par value per share, of which 2,962,626 Shares are issued and outstanding as of May 4, 1999. Upon liquidation, dissolution or winding up of the Company, after payment to creditors and holders of any outstanding shares of Preferred Stock, the assets of the Company will be divided pro rata on a per Share basis among the holders of the Common Stock.

         Each share of Common Stock entitles the holders thereof, to one vote. Holders of Common Stock do not have cumulative voting rights which means that the holders of more than 51% of shares voting for the election of Directors can elect all of the Directors if they choose to do so, and in such event, the holders of the remaining shares will not be able to elect any Directors. The ByLaws of the Company require that only a majority of the issued and outstanding shares of Common Stock of the Company need be represented to constitute a quorum and to transact business at a shareholders' meeting. The Common Stock has no preemptive, subscription or conversion rights and is not redeemable by the Company.

PREFERRED STOCK

         Up to 2,000,000 shares of Preferred Stock may be issued by the Board of Directors of the Company with rights, designations and preferences as determined or established by the Board of Directors of the Company. There are currently no shares of Preferred Stock outstanding.

         Currently, there are outstanding an aggregate of 651,900 warrants of which (i) warrants to purchase 300,000 shares of Common Stock exercisable at $1.25 per share through December 31, 2005; and (ii) warrants to purchase 150,000 shares of Common Stock exercisable at $2.00 per share through December 31, 2005;
(iii) warrants to purchase 150,000 shares of Common Stock at $2.30 per share through December 31, 2005; and (iv) warrants to purchase 51,900 shares of Common Stock at $5.00 per share through December 31, 2001.


CERTAIN FLORIDA LEGISLATION

         Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires super majority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and the Company's Articles and Bylaws also authorize the Company to indemnify the Company's directors, officers, employees and agents. In addition, the Company's Articles and Florida law presently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties; and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

As of January 19, 1999, there were approximately 350 shareholders of record of the Company's Common Stock. The Company's Common Stock is currently listed for trading on the over-the-counter bulletin board under the symbol "RMPE". The following table sets forth, for the period since April 1, 1998, the high and low bid prices for the Common Stock as reported by the OTC Bulletin Board. The following high and low bid prices reflect interdealer prices without detail markup, markdown or commission and may not represent actual transactions.

                                                    COMMON STOCK
                                             ---------------------------
                                             HIGH                    LOW
                                             ----                   ----
1998
January 1, 1998 - March 31, 1998            N/A                     N/A
April 1, 1998 - June 30, 1998               4.50                    3.375
July 1, 1998 - September 30, 1998           6.00                    4.00
October 1, 1998 - December 31, 1998         5.00                    3.50
January 1, 1999 - March 31, 1999            5.125                   3.50


         The transfer agent for the Company's Common Stock is Stock Trans, Inc., 7 East Lancaster, 3rd Floor, Ardmore, PA 19003-2318.

         The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2.  LEGAL PROCEEDINGS

         Management of the Company believes there are no material legal proceedings filed, or to the Company's knowledge, threatened against the Company. On October 14, 1998, BRT filed suit against Asset Security Corp. and Fred Brandau in the Circuit Court in the Seventeenth Judicial Circuit in Broward County, Florida, alleging breach of contract and fraud against the Asset Security Corp. and Brandau relating to the terms of an agreement between the parties pursuant to which the defendants were obligated to invest money in BRT which defendants never invested. BRT sought damages in excess of $15,000. On August 6, 1999 BRT dismissed its complaint against Asset Secuirty Corp. and Brandau and Asset Security Corp. and Brandau dismissed all causes of action against BRT. Neither Asset Security Corp. nor Fred Brandau own shares of common stock or other securities of BRT or the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         The Company's auditors, Millword & Co., will not stand for reelection as the Company's independent auditors for the 1999 fiscal year. The Company has been advised that as a matter of internal policy, Millword & Co. is not, at the present time, undertaking audits of publicly registered companies. Notwithstanding, there have been no disagreements between the Company and Millword.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         In January 1996, the Company issued warrants to purchase up to 300,000 shares of Common Stock of the Company to a shareholder and officer of the Company. These warrants are exercisable at $1.25 per share on or prior to December 31, 2000. The exercise period of the warrants was subsequently extended to December 31, 2005.

         During August 1997, the Company issued 303,071 shares of Common Stock at a price of $1.75 per share to 4 investors in accordance with Rule 504 under Regulation D promulgated under the Securities Act of 1933, as amended (the "Act") for net proceeds of $530,000 to be used for the operations of the Company.

         Between August 1997 and October 1998, the Company issued an aggregate of 410,500 shares of Common Stock to 16 individuals (four of whom were affiliates or family members of affiliates of the Company) in exchange for professional services rendered to the Company.

         During August 1997, the Company converted notes payable and accrued salaries amounting to $114,375 into 85,262 shares of Common Stock at per share prices ranging from $1.25 to $1.75 per share.

         In January 1997, the Company issued warrants to purchase up to 150,000 shares of Common Stock of the Company to shareholders and employees of the Company. These warrants are exercisable at $2.00 per share on or prior to December 31, 1999. The exercise period of the warrants was subsequently extended to December 31, 2005. The individuals had access to financial and other information concerning the Company and had the opportunity to ask questions concerning the Company and its operations. Accordingly, the issuance of the shares was exempt from the registration requirements of the Act pursuant to
Section 4(2) of the Act.

         In December 1997, the Company issued warrants to purchase up to 150,000 shares of Common Stock of the Company to shareholders and employees of the Company. These warrants are exercisable at $2.30 per share on or prior to December 31, 2002. The exercise period of the warrants was subsequently extended to December 31, 2005. The individuals had access to financial and other information concerning the Company and had the opportunity to ask questions concerning the Company and its operations. Accordingly, the issuance of the shares was exempt from the registration requirements of the Act pursuant to
Section 4(2) of the Act.

         In August 1998, the Company issued 227,434 shares of Common Stock at an average price of $2.42 per share to six accredited investors in accordance with Rule 504 of Regulation D promulgated under the Act.

         During October 1998, the Company issued warrants to purchase 37,500 shares of stock of the Company to one employee. The options are exercisable at $5.00 per share through January 20, 2001. The individuals had access to financial and other information concerning the Company and had the opportunity to ask questions concerning the Company and its operations. Accordingly, the issuance of the shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Florida Business Corporation Act (the "Corporation Act") permits the indemnification of directors, employees, officers and agents of Florida corporations. The Company's Articles of Incorporation (the "Articles") and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Corporation Act. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as express in the act and is therefore unenforceable.

         The Articles of Incorporation and Bylaws of the Company require the Company to indemnify its Directors and officers to the fullest extent permitted by the Business Corporation Act of the State of Florida.

         The above indemnification provisions notwithstanding, the Company is aware that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as express in the act and is therefore unenforceable.

PART F/S

         The financial statements and supplementary data are included herein.

FINANCIAL STATEMENTS AND EXHIBITS

         The following audited Financial Statements for the Company, include the audited balance sheet at December 31, 1998 and the related audited statements of operations, changes in Stockholders Equity and cash flows for each of the years in the two year period ended December 31, 1998 and 1997.

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS

                    For the Years Ended December 31, 1998 and
                    1997 and the Three Months Ended March 31,
                                  1999 and 1998

                                    CONTENTS

For the Years Ended December 31, 1998 and 1997:

         Report of Independent Certified Public Accountants..............................................................2

         Consolidated Financial Statements:

         Consolidated Balance Sheet......................................................................................3

         Consolidated Statements of Operations...........................................................................4

         Consolidated Statement of Changes in Stockholders' Equity (Deficiency)..........................................5

         Consolidated Statements of Cash Flows...........................................................................6

         Notes to Consolidated Financial Statements...................................................................7-17

For the Three Months Ended March 31, 1999 and 1998:

         Consolidated Balance Sheet.....................................................................................18

         Consolidated Statements of Operations..........................................................................19

         Consolidated Statement of Changes in Stockholders' Equity .....................................................20

         Consolidated Statements of Cash Flows..........................................................................21

         Notes to Consolidated Financial Statements..................................................................22-24

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders

Realm Production and Entertainment, Inc. and Subsidiaries
Hollywood, Florida

         We have audited the accompanying consolidated balance sheet of Realm Production and Entertainment, Inc. and Subsidiaries as of December 31, 1998 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the two years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Realm Production and Entertainment, Inc. and Subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the two years then ended, in conformity with generally accepted accounting principles.

         The accompanying consolidated financial statements have been prepared assuming Realm Production and Entertainment, Inc. and Subsidiaries will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's need to generate cash from operations and obtain additional financing raises substantial doubt about its ability to continue as a going concern. Management's plans as to these matters are discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Millward & Co. CPAs
Fort Lauderdale, Florida
March 15, 1999

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                December 31, 1998

                                     ASSETS
CURRENT ASSETS:
Cash                                                                               $   68,261
Accounts Receivable (Net of Allowance for Doubtful Accounts of $41,000)               155,182
Prepaid Expenses and Other                                                             11,165
                                                                                   ----------

                  Total Current Assets                                                234,608
                                                                                   ==========

Property and Equipment, at Cost (Net of Accumulated Depreciation of $73,752)        1,216,629
                                                                                   ----------

OTHER ASSETS:

Security Deposits                                                                      26,680
Capitalized Production Costs                                                        1,161,605
                                                                                   ----------
                                                                                    1,188,285
                                                                                   ----------

                  Total Assets                                                     $2,639,522
                                                                                   ==========
                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
         Current Portion of Loans Payable                                          $  877,496
         Notes Payable - Related Parties                                              145,431
         Current Portion of Capital Lease Obligations                                 120,931
         Film Costs Payable                                                           100,000
         Accounts Payable and Accrued Expenses                                        456,034
         Accrued Salaries                                                              50,000
                                                                                   ----------

                  Total Current Liabilities                                         1,749,892

CAPITAL LEASE OBLIGATIONS                                                              62,556
LOANS PAYABLE                                                                          14,801
                                                                                   ----------

                  Total Liabilities                                                 1,827,249
                                                                                  -----------

                          COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:

Preferred Stock ($.01 Par Value; 2,000,000 Shares Authorized)
         Convertible Preferred Stock - Series A ($.01 Par Value; 375,000 Shares
            Authorized; No Shares Issued and Outstanding)                                --
         Convertible Preferred Stock - Series B ($.01 Par Value; 375,000 Shares
            Authorized; No Shares Issued and Outstanding)                                --
Common Stock ($.005 Par Value; 10,000,000 Shares Authorized;
         2,936,267 Shares Issued and Outstanding)                                      14,681
Additional Paid-in Capital                                                          2,190,403
Accumulated Deficit                                                                (1,392,811)
                                                                                   ----------

         Total Stockholders' Equity                                                   812,273
                                                                                   ----------

         Total Liabilities and Stockholders' Equity                                $2,639,522
                                                                                   ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                       For the Year Ended
                                                                          December 31,
                                                                    -------------------------
                                                                       1998           1997
                                                                    ----------     ----------
REVENUES                                                              $347,997     $       --
COST OF SALES                                                           96,781             --
                                                                    ----------     ----------
GROSS PROFIT                                                           251,216             --
                                                                    ----------     ----------
OPERATING EXPENSES
         Amortization of Production Costs                              125,938         55,709
         Depreciation and Amortization                                  64,590          2,699
         Salaries and Fringe Benefits                                  351,136        126,375
         Legal and Accounting                                           57,698         30,770
         Consulting Fees                                                97,716         57,250
         Phones and Utilities                                           30,284         11,920
         Rent (Not of Sub-Lease Rental Income of $7,800 in 1997)        59,073         14,975
         Other Selling, General and Administrative                      93,831         45,859
                                                                    ----------     ----------
                  Total Operating Expenses                             880,266        345,557
                                                                    ----------     ----------
LOSS FROM OPERATIONS                                                  (629,050)      (345,557)
                                                                    ----------     ----------
OTHER INCOME (EXPENSES):
         Interest Income                                                   260          1,643
         Interest Expense                                              (22,480)       (12,562)
                                                                    ----------     ----------
                                                                       (22,220)       (10,919)
                                                                    ----------     ----------
NET INCOME (LOSS)                                                   $ (651,270)    $ (356,476)
                                                                    ==========     ==========
BASIC AND DILUTED:
         Net Loss  Per Common Share:                                $    (0.25)    $     (.19)
                                                                    ==========     ==========
         Weighted Common Shares Outstanding                          2,599,818      1,869,538
                                                                    ==========     ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 For the Years Ended December 31, 1998 and 1997

                                                              PREFERRED STOCK               COMMON STOCK $.005 Par
                                                         -------------------------       ---------------------------



                                                          Shares          Amount          Shares             Amount
                                                         ---------      ----------       ---------           -------
Balance at December 31, 1996                               375,000      $  375,000       1,700,000           $ 8,500
Shares Issued in Exchange for Services                           -               -          54,000               272
Shares Issued in Connection with Private
Placement                                                        -               -         303,071             1,515
Issuance of Common Stock for Debt
Forgiveness                                                      -               -          85,262               427
Interest Expense on Debt Exchange for
Common Stock                                                     -               -               -                 -
Redemption of Preferred Stock                             (175,000)       (175,000)              -                 -
Net Loss for the Year Ended December 31,
1997                                                             -               -               -                 -
                                                         ---------      ----------       ---------           -------
Balance at December 31, 1997                               200,000         200,000       2,142,833            10,714
Shares Issued in Exchange for Services                           -               -          16,000                30
Shares Issued for Production Cost                                -               -         340,000             1,700
Shares Issued in Connection with Offering          -             -               -         227,434             1,137
Shares Issued in Connection with Acquisition                     -               -          50,000               250
Conversion of Preferred Stock                             (200,000)      (200,000)         160,000               800
Net Loss for the Three Months Ended March
31, 1999                                                         -               -               -                 -
                                                         ---------      ----------       ---------           -------
Balance at March 31, 1998                                        -               -       2,236,267           $14,681
                                                         =========      ==========       =========           =======

                           [RESTUBED FOR TABLE ABOVE]

                                                                                                           TOTAL
                                                         ADDITIONAL                                     STOCKHOLDERS
                                                          PAID IN               ACCUMULATED                EQUITY
                                                          CAPITAL                 DEFICIT               (Deficiency)
                                                         ----------             -----------             ------------
Balance at December 31, 1996                             $       --             $  (385,065)              $  (1,565)
Shares Issued in Exchange for Services                       95,103                       -                  95,375
Shares Issued in Connection with Private
Placement                                                   528,485                       -                 530,000
Issuance of Common Stock for Debt
Forgiveness                                                 113,943                       -                 114,375
Interest Expense on Debt Exchange for
Common Stock                                                 10,834                       -                  10,834
Redemption of Preferred Stock                                     -                       -                (175,000)
Net Loss for the Year Ended December 31,
1997                                                              -                (356,476)               (356,476)
                                                         ----------             -----------               ---------
Balance at December 31, 1997                                748,370                (741,541)                217,543
Shares Issued in Exchange for Services                       39,920                       -                  40,000
Shares Issued for Production Cost                          610,3 00                       -                 612,000
Shares Issued in Connection with Offering          -        467,863                       -                 469,000
Shares Issued in Connection with Acquisition                124,750                       -                 125,000
Conversion of Preferred Stock                               199,200                       -                       -
Net Loss for the Three Months Ended March
31, 1999                                                          -                (651,270)               (651,270)
                                                         ----------             -----------               ---------
Balance at March 31, 1998                                $2,190,403             $(1,392,811)              $ 812,273
                                                         ==========             ===========               =========

        The accompanying notes are an integral part of these consolidated financial statements.

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                    For the Year Ended December 31,
                                                                    -------------------------------
                                                                       1998                 1997
                                                                    ----------          -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net Loss                                                      $ (651,270)          $ (356,476)
         Adjustments to Reconcile Net Loss to Net Cash Flows
           Used in Operating Activities:
              Depreciation                                              64,590                2,699
              Amortization of Film Costs                               125,938               55,709
              Stock Issued for Services                                 53,500               95,375
              Interest Expense on Debt Exchange for Common Stock            --               10,834
              Interest Expense                                          12,600                   --
              (Increase) Decrease in:
                Accounts Receivable                                    (39,281)                  --
                Prepaid Expenses and Other                               3,991              (3,009)
              Increase (Decrease) in:
                Accounts Payable and Accrued Expenses                   74,719             (10,195)
                Accrued Salaries and Fringe Benefits                    30,000                2,375
                Due to Officer                                          (1,167)              (4,854)
                                                                    ----------          -----------
Net Cash Flows Used In Operating Activities                           (334,362)            (207,542)
                                                                    ----------          -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
      Acquisition of Property and Equipment                            (52,542)             (16,354)
      Increase in Capitalized Production Costs                        (238,461)            (145,638)
                                                                    ----------          -----------
Net Cash Flows Used in Investing Activities                           (291,003)            (161,992)
                                                                    ----------          -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from Issuance of Common Stock                           363,000              530,000
      Redemption of Preferred Stock                                         --            (175,000)
      Principal Repayments of Notes Payable - Related Parties               --             (51,450)
      Principal Repayments of Capital Lease Obligations                 (3,893)                  --
      Proceeds from Issuance of Notes Payable - Related Parties        142,931                   --
      Proceeds from Issuance of Notes Payable                          203,500              102,500
      Principal Repayments of Notes Payable                            (17,698)             (32,000)
                                                                    ----------          -----------
Net Cash Flows Provided by Financing Activities                        687,840              374,050
                                                                    ----------          -----------
Net Increase in Cash                                                    62,475                4,516
Cash - Beginning of Year                                                 5,786                1,270
                                                                    ----------          -----------
Cash - End of Year                                                  $   68,261           $    5,786
                                                                    ==========          ===========
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Conversion of preferred stock to common                             $  200,000           $       --
                                                                    ==========          ===========
Issuance of common stock in exchange for reduction in Debt          $  106,000           $  114,375
                                                                    ==========          ===========
Common stock issued in connection with acquisition                  $  125,000           $       --
                                                                    ==========          ===========
Issuance of common stock related to capitalized film costs          $  598,500           $       --
                                                                    ==========          ===========
Details of Acquisition:                                             $1,227,934           $       --
      Fair value of assets
      Liabilities                                                   $1,227,934           $       --
                                                                    ----------          -----------
      Cash Paid                                                             --                   --
      Less: cash acquisitions                                               --                   --
                                                                    ----------          -----------
      Net cash paid for acquisition                                 $       --           $       --
                                                                    ----------          -----------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                                December 31, 1998

               NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

      Realm Production and Entertainment, Inc. (the "Company") was incorporated under the laws of the State of Florida on May 12, 1995. The Company, through BRT Video, Inc. ("BRT"), its 72.5% majority owned subsidiary and Vidkid Distribution, Inc., its wholly owned subsidiary ("Vidkid"), is engaged in (i) the development and production of children's made for television movies and series; (ii) the marketing and sale of various children's programming; and (iii) providing video and post-production and distribution services to third parties.

      On October 1, 1998, the Company acquired 72.5% of the outstanding stock of BRT. BRT was organized in November 1983 and provides video, audio and editing post-production services and facilities to the Company and to third parties including local television stations, independent producers and cable broadcasters. See Note 2 for details.

      The Company maintains its principal business operations in Fort Lauderdale, Florida.

BASIS OF PRESENTATION

      The consolidated statements include the accounts or Realm Production and Entertainment, Inc. and its wholly owned and majority-owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

GOING CONCERN

      The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. At December 31, 1998, the Company had a working capital deficiency of $1,515,284 and losses since inception of $1,392,811. These conditions raise substantial doubt about the ability of the Company to continue as a going concern.

      Management's plans include developing efficiencies and additional revenue as a result of the acquisition of BRT, a company that provides video, audio and editing post-production facilities. The Company owns 130 color episodes of "Howdy Doody", a popular children's program aired in the 1970's, which the Company expects to begin marketing to cable outlets. The Company has commenced production on a computer animated feature film. In addition to distribution through film, video and television markets, the Company anticipates additional revenue from character development. The Company also needs financing to complete its plans and will pursue obtaining funding through private placements of debt or equity offerings. However, there is no assurance that the aforementioned events will occur and be successful.

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                                December 31, 1998

         NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING FOR PRODUCTION COSTS AND DISTRIBUTION RIGHTS

      For the period ended December 31, 1997, the Company did not have revenues primarily as a result of being in the development stage of its operations. During 1998 revenues were primarily attributable to its BRT division and revenue is recorded when services are performed.

      The Company generally capitalizes all costs incurred to produce children's intellectual properties, excluding any interest expense funded under the production loans. Such costs also include the actual direct costs of production, certain exploitation costs and production overhead. Capitalized exploitation or distribution costs include those costs that clearly benefit future periods such as video prints and prerelease and early release advertising that is expected to benefit the program in future markets. These costs, as well as participation and talent residuals, are amortized each period on an individual video or television program basis in the ratio that the current period's gross revenues from all sources for the program bear to management's estimate of anticipated total gross revenues for such video or program from all sources. Revenue estimates are reviewed quarterly and adjusted where appropriate and the impact of such adjustments could be material.

      Production costs are stated at the lower of unamortized cost or estimated net realizable value. Losses, which may arise because costs of individual videos or television series exceed anticipated revenues, are charged to operations through additional amortization.

      The Company has entered into agreements with outside entities to exclusively distribute other children's intellectual properties. Under the term of these Agreements, the Company advances funds for the "pilot" development, production and marketing costs in accordance with the specific agreements.

      It is the Company's policy to write off capitalized investment costs associated with the intellectual properties if, in management's opinion, the capitalized costs are in excess of net realizable value. Accordingly, for the year ended December 31, 1998 and 1997, management amortized film costs of $125,938 and $55,709, respectively, for the Company's intellectual properties.

PROPERTY AND EQUIPMENT

      Property and equipment are stated on the basis of cost less accumulated depreciation and amortization. The Company provides for depreciation on a straight-line basis over the following estimated useful lives: equipment, furniture and fixtures, 5 to 7 years. Leasehold costs are being amortized on a straight-line basis over a ten-year period, the lease term.

      When assets are retired or otherwise disposed of, the costs and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized. Maintenance and repair costs are charged to expense as incurred, and renewals and improvements that extend the useful lives of assets are capitalized.

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                                December 31, 1998

         NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

      The carrying amount reported in the consolidated balance sheet for cash, accounts and other receivables, accounts payable and accrued liabilities, capital lease obligations, and notes payable approximates fair market value due to the immediate or short-term maturity of these financial instruments.

INCOME TAXES

      The Company utilizes the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are established based on the differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

      The Company provides a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

USE OF ESTIMATES

      Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

LOSS PER COMMON SHARE

      Basic earnings per share is computed by dividing net loss, after adding back preferred stock dividends accumulated during the period, by weighted average number of shares of common stock outstanding during each period. Diluted loss per share is computed by dividing net loss by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Diluted loss per common share is not presented because it is anti-dilutive.

STOCK-BASED COMPENSATION

      The Company uses SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 has been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                                December 31, 1998

                              NOTE 2 - ACQUISITION

      On October 1, 1998, the Company acquired 72.5% of the outstanding stock of BRT in exchange for 50,000 shares of Company stock with a fair value of $125,000. BRT provides video, audio and editing post-production services and facilities to the Company and to third parties including local television stations, independent producers and cable broadcasters. The Company is accounting for this acquisition using the purchase method of accounting. The purchase price exceeded the fair value of net liabilities assumed by approximately $425,000. The excess has been applied to leasehold improvement and costs and is being amortized on a straight-line basis over 10 years, the life of the lease. The results of operations of BRT are included in the accompanying financial statements from October 1, 1998 (date of acquisition) to December 31, 1998.

      The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of Realm and BRT had occurred as of the beginning of fiscal 1998 and 1997:

                                    1998                 1997
                                ------------          ----------
    Net Sales                   $ 1,184,172           $ 812,736
    Net Loss                    $(1,006,340)          $(453,650)
    Net Loss per Share          $      (.38)          $    (.24)


      Pro forma data does not purport to be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented and is not intended to be a projection of future results.

NOTE 3 - PROPERTY AND EQUIPMENT

      At December 31, 1998, property and equipment and related accumulated depreciation consisted of the following:

    Video and Audio Equipment                                  $  504,882
    Office Furniture and Equipment                                 85,255
    Truck                                                          15,806
    Leasehold Improvements and Costs                              684,438
                                                               ----------
                                                                1,290,381

    Less: Accumulated depreciation                                (73,752)
                                                               ----------
      Total                                                     $1,216,629
                                                                ==========

      For the years ended December 31, 1998 and 1997, depreciation expense amounted to $64,590 and $2,699, respectively.

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                                December 31, 1998

                    NOTE 4 - NOTES PAYABLE - RELATED PARTIES

      The Company has notes payable to related parties and a stockholder of the Company. These notes are non-interest bearing, non-collateralized, and are payable on demand. As of December 31, 1998, notes payable to these related parties amounted to $145,431. For the year ended December 31, 1998, the Company imputed interest on these notes at an annual rate of 12%.

      During 1997, a note amounting to $5,000 was converted into 3,810 shares of the Company's $.005 par value common stock at a price of $1.3125 per share. Beneficial interest was calculated for this transaction and accordingly, $1,667 was charged to interest expense and to additional paid-in capital. See Note 9.

                             NOTE 5 - LOANS PAYABLE

      At December 31, 1998, loans payable consisted of the following:

Notes payable - BRT investor - See (a) below.                                           $641,840

Note payable - third party. This note bears interest at 9.6% per annum beginning on July 1, 1998 is non-collateralized and is payable
in full on June 30, 1999.                                                                150,000

Note payable to third party. This note bears interest at 12% per annum and
is payable on demand.                                                                     50,000

Revolving credit agreement with a bank aggregating $30,000. The agreement bears interest at the bank's prime rate plus 3% (10.75% at December 31, 1998) and is payable on demand. The loan contains certain covenants that require, among other matters, that the Company obtain the consent of the lender before incurring any additional debts, except for indebtedness for trade credit in the
ordinary course of the Company's business.                                                26,150

Notes payable to bank payable in 36 monthly installments of $1,012 including interest at 12.85% per annum payable on or before April 22, 2001. The loan contains certain covenants that require, among other matters, that the Company obtain the consent of the lender before incurring any additional debts, exceptfor Indebtedness for trade credit in the ordinary course
of the Company's business.                                                                24,307
                                                                                        --------

                                                                                        $892,297
                                                                                        ========

      Long-term debt maturing at December 31 for the next five years and thereafter is as follows:

      1999 (included in current liabilities)           $877,496
      2000                                               10,861
      2001                                                3,940
                                                       --------
                                                       $892,297
                                                       ========

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                                December 31, 1998

                       NOTE 5 - LOANS PAYABLE (CONTINUED)

      (a)In September 1997, BRT and an investor entered into an informal agreement whereby the investor would advance $1,500,000 for expansion and renovation of a new facility in exchange for a 49% ownership interest in BRT. The parties to the agreement intended to engage an independent appraiser to determine the value of the stock and thus the portion of the $1,500,000 that would be attributable to equity financing. The balance of the advanced funds would be evidenced by a note payable bearing interest at prime plus 1%. Between October 1997 and December 31, 1997, the investor advanced $435,000. In early 1998 the investor advanced an additional $150,000. Thus, by the end of February 1998, the investor had advanced $585,000. In addition to advances totaling $585,000, the Company has recorded accrued interest amounting to $56,840 as of December 31, 1998 which has been included in the loan payable to this investor.

      In 1998, due to disagreements between management of BRT and the investor, no formal agreement was ever executed; no independent appraiser was ever engaged to value BRT's stock and the investor ceased advancing any funds. As of the date of these financial statements, there has been no resolution of this matter. Therefore, for purposes of preparing these financial statements, management has reported the entire amount contributed through the end of December ($585,000) as a current loan payable. In addition, the reported balance includes accrued interest at prime plus 1% amounting to $56,840.

      On October 14, 1998, BRT filed a lawsuit against the investor based upon both a breach of agreement and a possible fraud action. At this time it is not possible to determine what the outcome of this litigation might be, how long it will take, or what counterclaims the investor may assert. Therefore, while management would intend to vigorously defend itself in any litigation and believes it has meritorious defenses against any suit, it is reasonably possible that this matter will have an effect on the Company's financial position in the near term (within the next year) and that effect may be material.

                              NOTE 6 - INCOME TAXES

      Current income taxes are computed at statutory rates on pretax income. Deferred taxes would be recorded based on differences in financial statements and taxable income. At December 31, 1998, the Company had elected to carry forward net operating losses for federal and state income tax purposes of approximately $860,000 that are available to reduce future taxable income through 2013. As utilization of such operating losses for tax purposes is not assured, the deferred tax asset has been fully reserved through the recording of a 100% valuation allowance. These operating losses may be limited to the extent an "ownership change" occurs.

      The components of the deferred tax asset as of December 31, 1998 are as follows:

                                                          1998
                                                        ---------
Deferred Tax Asset:
Net Operating Loss Carryforward                         $ 334,000
Amortization of Film Costs                                138,000
Deduction for Stock Issued for Services                    61,000
                                                        ---------
                                                          533,000

Less: Valuation Allowance                                (533,000)
                                                        ---------
Net Deferred Tax                                        $   -0-
                                                        =========

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             ------------------------------------------------------
                                December 31, 1998

                        NOTE 6 - INCOME TAXES (CONTINUED)

Net operating losses expire as follows:

                         Expiration
                            Year                Amount
                         ----------            --------
                           2010                $ 39,000
                           2011                 164,000
                           2012                 185,000
                           2013                 472,000
                                               --------
                                               $860,000
                                               ========

                           NOTE 7 - FILM COSTS PAYABLE

      During 1997, the Company purchased the rights and master prints of 130 color half-hour episodes of The Howdy Doody Show (Note 1). As of December 31, 1998, the Company owes $100,000 relating to the purchase of these films.

                        NOTE 8 - CAPITAL LEASE OBLIGATION

      BRT has entered into various leases for its video production equipment that meet the requirements of a capital lease. The total capitalized cost of the equipment as of December 31, 1998 is $622,634. These amounts represents the present value of the minimum lease payments during the lease term and was determined using BRT's estimated borrowing rate at the inception of the lease. The Company's borrowing rate was used because the lessor's implicit interest rate was not readily determinable. The following is a schedule of noncancelable future minimum lease payments required under these leases:

              1999                                  $ 136,045
              2000                                     46,297
              2001                                     21,840
                                                    ---------
Total minimum lease payments                          204,162

Less amount representing interest                     (20,695)
                                                    ---------
Present value of net minimum lease
payments                                              183,487

Less current obligations due under
capital leases                                       (120,931)
                                                    ---------
Long-term obligations due under
capital leases                                      $  62,556
                                                    =========

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             ------------------------------------------------------
                                December 31, 1998

                          NOTE 9 - STOCKHOLDERS' EQUITY

INCENTIVE AND NONQUALIFIED STOCK OPTION PLAN

      In January 1998, the Company adopted the Company's 1998 Stock Option Plan (the "Plan). The Plan provides for the granting of either incentive stock options or nonqualified stock options to purchase shares of the Company's common stock to officers, directors and key employees responsible for the direction and management of the Company and to non-employee consultants and independent contractors. At December 31, 1998, 500,000 shares of common stock were reserved for issuance under the Plan and no options have been granted.

PREFERRED STOCK

      The Company is authorized to issue 375,000 shares of Series A Preferred Stock, Par value $.01 per share. This preferred stock has a cumulative dividend of 9.6%. Said dividend is payable in cash or by issuance of Common Shares of the Company, at the sole discretion of the Company's Board of Directors. Said preferred stock is convertible into the Company's common stock at a share price subject to adjustment. The Company may compel the conversion of the Series A Preferred Stock into common stock of the Company. In January 1996, the Company exchanged 375,000 shares of its Preferred Stock in exchange for the forgiveness of payment of a $375,000 debt. During 1997, the Company redeemed 175,000 shares preferred stock at $1.00 per share or $175,000. During April 1998, the preferred stock shareholders' converted 200,000 preferred shares into 160,000 shares of the Company's common stock.

      For the year ended December 31, 1997, the Company has accrued a cumulative preferred stock dividend amounting to $9,600.

      The Company is authorized to issue 375,000 shares of Series B Preferred Stock, Par value $.01 per share. The Series B Preferred Stock for the most part includes rights and preferences similar to that of the Series A Preferred Stock.

COMMON STOCK

      During August 1997, the Company issued 303,071 shares of common stock at a price of $1.75 per share in accordance with Rule 504 under Regulation D promulgated under the Securities Act of 1933 for net proceeds of $530,000 to be used for the operations of the Company.

      During August 1997, the Company issued 54,500 shares of common stock in exchange for professional services rendered to third parties and related parties. These shares were valued at $1.75 per share, the fair value and charged to operations.

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             ------------------------------------------------------
                                December 31, 1998

                    NOTE 9 - STOCKHOLDERS' EQUITY (CONTINUED)

COMMON STOCK

      During August 1997, the Company converted notes payable and accrued salaries amounting to $114,375 into 85,262 shares on common stock at per share prices ranging from $1.25 to $1.75 per share.

      During 1998, the Company issued 340,000 shares of common stock at a price of $1.80 for production and video costs.

      Also in 1998, the Company issued 227,434 shares of common stock at an average price of $2.42 per share in accordance with Rule 504 under Regulation D promulgated under the Securities Act of 1933 for net proceeds of $469,000 to be used for the operations of the Company.

      During October 1998, the Company issued 16,000 shares of common stock in exchange for professional services rendered to third parties and related parties. These shares were valued at $2.50 per share, the fair value and charged to operations.

      On October 1, 1998, the Company entered into a stock purchase agreement with BRT Video Inc. The Company agreed to exchange 50,000 shares of its common stock for 72.5% of BRT Video, Inc.

WARRANTS

      In January 1996, the Company issued warrants to purchase up to 300,000 shares of Common Stock of the Company to a shareholder and officer of the Company as part of an employment agreement. These warrants are exercisable at $1.25 per share on or prior to December 31, 2005.

      In January 1997, the Company issued warrants to purchase up to 150,000 shares of Common Stock of the Company to shareholders and employees of the Company. These warrants are exercisable at $2.00 per share on or prior to December 31, 2005.

      In December 1997, the Company issued warrants to purchase up to 150,000 shares of Common Stock of the Company to shareholders and employees of the Company. These warrants are exercisable at $2.30 per share on or prior to December 31, 2005.

      All of the above warrant exercise prices were at the estimated market price at the date of grant. The fair value of warrants granted was minimal.

      On October 1, 1998, an employee was granted warrants to acquire 37,500 shares of the Company's common stock at an exercise price of $5.00 per share. The warrants are exercisable commencing one year from agreement date at one third each year until January 30, 2001. The fair value of the option grant was estimated on the date of grant using the Black-Scholes option- pricing model with the following assumptions: dividend yield of 0%; expected volatility of 64%; risk-free interest rate of 5.5%, and an expected life of 28 months.

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             ------------------------------------------------------
                                December 31, 1998

                    NOTE 9 - STOCKHOLDERS' EQUITY (CONTINUED)

WARRANTS

      As permitted by SFAS No. 123, the Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. Had the Company determined compensation cost based of the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                    1998              1997
                                                  ---------        ---------
     Net Loss
     As reported                                  $(651,270)       $(356,476)
     Pro forma                                    $(738,270)       $(356,476)

     Net Loss per Share
         As reported                              $    (.25)       $    (.19)
         Pro forma                                $    (.28)       $    (.19)

                              NOTE 10 - COMMITMENTS

OPERATING LEASE

      The Company leases office and production space in Hollywood and Fort Lauderdale, Florida, pursuant to operating leases. The leases generally provide for fixed monthly rental payments of approximately $2,650 through May 2000. For the years ended December 31, 1998 and 1997, rent expense, net of sublease rental income of $7,800 in 1997, amounted to $59,073 and $14,975, respectively.

      At December 31, 1998, the future minimum annual rental payments under the non-cancelable operating leases are as follows:

                  YEAR
                  ----
                  1999                             $  140,301
                  2000                                124,308
                  2001                                116,728
                  2002                                122,562
                  2003                                128,694
                  Thereafter                          555,250
                                                   ----------

                                                   $1,187,843
                                                   ==========

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             ------------------------------------------------------
                                December 31, 1998

                        NOTE 10 - COMMITMENTS (CONTINUED)

EMPLOYMENT AGREEMENTS

      In January 1996, the Company entered into a five (5) year employment agreement with its President for an annual base salary of $60,000 for 1996, $90,000 for 1997, and $120,000 for 1998, 1999 and 2000, plus normal benefits, plus 2.5% of gross receipts actually collected by the Company specifically pertaining to merchandising of its intellectual properties. Additionally, in January 1996, the President was granted warrants to acquire 300,000 shares of common stock of the Company at an exercise price of $1.25 per share, expiring December 31, 2005. Pursuant to the terms of this agreement, the Company is obligated to make a three (3) year loan to the President of up to $375,000, the proceeds which must be used to pay the exercise price of the 300,000 warrants granted.

      In August 1997, the Company entered into a three- (3) year employment agreement with an employee for an annual base salary averaging $30,000 for 1997, $36,000 for 1998, and $42,000 for 1998. The agreement entitles the employee to an annual bonus based on performance as determined by the Board of Directors. Additionally, the employee was granted warrants to acquire 25,000 shares of common stock of the Company at an exercise price of $2.00 per share exercisable until December 31, 2005.

      In October 1, 1998, the Company entered into a five (5) year employment agreement with a shareholder for an annual base salary of $75,000 plus a bonus of fifteen (15%) percent of annual pre-tax profits up to $250,000 and five (5%) percent of annual pre-tax profits of over $250,000. The Company also has an unfunded deferred compensation agreement with this employee providing for payments upon retirement. The payments will to seven and one half (7.5%) percent of the annual pre-tax profit of BRT for a period of five years. Additionally, the employee was granted warrants to acquire 37,500 shares of the Company's common stock at an exercise price of $5.00 per share (See Note 9). The warrants are exercisable commencing one year from agreement date at one third each year until January 30, 2001.

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             March 31, 1999 and 1998
                                   (Unaudited)

                                            ASSETS                                                  1999          1998
                                                                                                ------------    ----------
CURRENT ASSETS:
    Cash                                                                                        $      8,067    $    1,067
    Accounts Receivable (Net of Allowance for Doubtful Accounts of $48,500)                          234,322             -
    Prepaid Expenses and Other                                                                        10,378             -
                                                                                                ------------    ----------
        Total Current Assets                                                                         252,767         1,067
                                                                                                ------------    ----------
Property and Equipment, at Cost (Net of Accumulated Depreciation of $138,251)                      1,160,083        21,739
                                                                                                ------------    ----------

OTHER ASSETS:
    Security Deposits                                                                                 26,680             -
    Goodwill                                                                                          21,971             -
    Capitalized Production Costs                                                                  1,171,665      1,069,390
                                                                                                ------------    ----------
                                                                                                  1,220,316      1,069,390
                                                                                                ------------    ----------
        Total Assets                                                                            $ 2,633,166     $1,092,196
                                                                                                ============    ==========

                            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
    Current Portion of Loans Payable                                                            $    982,990    $  106,000
    Notes Payable -  Related Parties                                                                 186,157        53,396
    Current Portion of Capital Lease Obligations                                                     126,737             -
    Film Costs Payable                                                                               100,000       100,000
    Accounts Payable and Accrued Expenses                                                            429,423        36,191
    Accrued Salaries                                                                                  92,574        43,000
                                                                                                ------------    ----------
        Total Current Liabilities                                                                  1,917,881       338,587

CAPITAL LEASE OBLIGATIONS                                                                             42,265             -
LOANS PAYABLE                                                                                         22,031             -
                                                                                                ------------    ----------
        Total Liabilities                                                                          1,982,177       338,587
                                                                                                ------------    ----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
      Preferred Stock ($.01 Par Value; 2,000,000 Shares Authorized)
        Convertible Preferred Stock - Series A ($.01 Par Value; 375,000 Shares
          Authorized; No Shares Issued and Outstanding)                                                    -             -
        Convertible Preferred Stock - Series B ($.01 Par Value; 375,000 Shares
          Authorized; 0 and 200,000 Shares Issued and Outstanding in 1999 and 1998,                        -       200,000
          respectively)
      Common Stock ($.005 Par Value; 10,000,000 Shares Authorized;
        2,947,126 and 2,482,833 Shares Issued and Outstanding in 1999 and 1998,                       14,735        12,414
        respectively)
      Additional Paid-in Capital                                                                   2,229,195     1,358,670
      Accumulated Deficit                                                                        (1,592,941)      (817,475)
                                                                                                ------------    ----------
          Total Stockholders' Equity                                                                 650,989       753,609
                                                                                                ------------    ----------
          Total Liabilities and Stockholders' Equity                                            $  2,633,166    $1,092,196
                                                                                                ============    ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               For the Three Months Ended March 31, 1999 and 1998
                                   (Unaudited)

                                                        1999           1998
                                                     ----------      ----------
REVENUES                                             $  380,898      $        -
COST OF SALES                                            24,124               -
                                                     ----------      ----------
GROSS PROFIT                                            356,774               -
                                                     ----------      ----------
OPERATING EXPENSES
    Amortization of Production Costs                          -               -
    Depreciation and Amortization                        64,500               -
    Salaries and Fringe Benefits                        185,180          43,417
    Legal and Accounting                                 51,437           5,592
    Consulting Fees                                      54,517          13,750
    Phones and Utilities                                 10,474           2,407
    Rent                                                 40,577           1,850
    Other Selling, General and Administrative           119,415           8,919
                                                     ----------      ----------
      Total Operating Expenses                          526,100          75,935
                                                     ----------      ----------
LOSS FROM OPERATIONS                                   (169,326)        (75,935)
                                                     ----------      ----------
OTHER INCOME (EXPENSES):
    Interest Income                                          61               1
    Interest Expense                                    (30,865)              -
                                                     ----------      ----------
                                                        (30,804)              1
                                                     ----------      ----------
NET LOSS                                             $ (200,130)     $  (75,934)
                                                     ==========      ==========
BASIC AND DILUTED:
    Net Loss Per Common Share                        $    (0.07)     $    (0.03)
                                                     ==========      ==========
    Weighted Common Shares Outstanding                2,937,429       2,427,874
                                                     ==========      ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
               For the Three Months Ended March 31, 1999 and 1998
                                   (Unaudited)

                                                                                      COMMON STOCK $.005 Par
                                                                                     -------------------------
                                                                                                                         ADDITIONAL
                                                                                                                           PAID IN
                                                    Shares           Amount            Shares           Amount             CAPITAL
                                                   -------         ---------         ---------         -------          ------------
Balance at December 31, 1997                       200,000         $ 200,000         2,142,833         $10,714          $  748,370
Shares Issued in Exchange for Services                   -                 -            16,000              80              39,920
Shares Issued for Production Cost                        -                 -           340,000           1,700             610,300
Shares Issued in Connection with Offering                -                 -           227,434           1,137             467,863
Shares Issued in Connection with Acquisition             -                 -            50,000             250             124,750
Conversion of Preferred Stock                     (200,000)         (200,000)          160,000             800             199,200
Net Loss for the Year Ended December 31,
1998                                                     -                 -                 -               -                   -
                                                  --------         ---------         ---------         -------          ----------
Balance at December 31, 1998                             -                 -         2,936,267          14,681           2,190,403
Shares Issued in Connection with Acquisition             -                 -             5,859              29              21,942
Shares Issued in Exchange for Services                   -                 -             5,000              25              16,850
Net Loss for the Three Months Ended March
31, 1999                                                 -                 -                 -               -                   -
                                                  --------         ---------         ---------         -------          ----------
Balance at March 31, 1999                                -                 -         2,947,126         $14,735          $2,229,195
                                                  ========         =========         =========         =======          ==========

                           [RESTUBED TABLE FOR ABOVE]

                                                                                   TOTAL
                                                          ACCUMULATED           STOCKHOLDERS
                                                            DEFICIT                EQUITY
                                                         -------------          -------------
Balance at December 31, 1997                             $   (741,541)           $  217,543
Shares Issued in Exchange for Services                              -                40,000
Shares Issued for Production Cost                                   -               612,000
Shares Issued in Connection with Offering                           -               469,000
Shares Issued in Connection with Acquisition                        -               125,000
Conversion of Preferred Stock                                       -                     -
Net Loss for the Year Ended December 31,
1998                                                         (651,270)             (651,270)
                                                         ------------           -----------
Balance at December 31, 1998                               (1,392,811)              812,273
Shares Issued in Connection with Acquisition                        -                21,971
Shares Issued in Exchange for Services                              -                16,875
Net Loss for the Three Months Ended March
31, 1999                                                     (200,130)             (200,130)
                                                         ------------            ----------
Balance at March 31, 1999                                $ (1,592,941)           $  650,989
                                                         ============            ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               For the Three Months Ended March 31, 1999 and 1998
                                   (Unaudited)

                                                                     1999         1998
                                                                  ----------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net Loss                                                      $(200,130)    $(75,934)
    Adjustments to Reconcile Net Loss to Net Cash Flows
      Used in Operating Activities:
              Depreciation                                           64,500          750
              Stock Issued for Services                              16,875            -

            (Increase) Decrease in:
               Accounts Receivable                                  (79,140)       3,009
               Prepaid Expenses and Other                               787            -

            Increase (Decrease) in:
               Accounts Payable and Accrued Expenses                (26,611)      13,535
               Accrued Salaries and Fringe Benefits                  42,574       23,000
               Due to Officer                                             -       (1,167)
                                                                  ---------     --------
Net Cash Flows Used in Operating Activities                        (181,145)     (36,807)
                                                                  ---------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
      Acquisition of Property and Equipment                          (7,954)           -
      Increase in Capitalized Production Costs                      (10,060)      (6,808)
                                                                  ---------     --------
Net Cash Flows Used in Investing Activities                         (18,014)      (6,808)
                                                                  ---------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from Notes Payable - Related Parties                  40,726       35,396
      Principal Repayments of Capital Lease Obligations            (14,485)            -
      Proceeds from Issuance of Notes Payable                       112,724        3,500
                                                                  ---------     --------
Net Cash Flows Provided by Financing Activities                     138,965       38,896
                                                                  ---------     --------
Net Decrease in Cash                                                (60,194)      (4,719)
Cash - Beginning of Period                                           68,261        5,786
                                                                  ---------     --------
Cash - End of Period                                              $   8,067     $  1,067
                                                                  =========     ========
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Cash Paid During Year for:
      Interest                                                    $       -     $      -
                                                                  ---------     --------
      Income Taxes                                                $       -     $      -
                                                                  ---------     --------
Common stock issued in connection with acquisition                $  21,971     $      -
                                                                  ---------     --------
Common stock issued for capitalized production costs              $       -     $612,000
                                                                  =========     ========

       The accompanying notes are an integral part of these
                       consolidated financial statements.

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 1999
                                   (UNAUDITED)

NOTE 1 - BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared assuming Realm Production and Entertainment, Inc. and Subsidiaries (collectively, the "Company") will continue as a going concern. The Company's need to generate cash from operations and obtain additional financing raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. While the Company is continuing to monitor and reduce its operating expenses, including payroll, it is also considering the sale of certain assets or operations as well as exploring other alternatives.

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the Company's annual consolidated financial statements and footnotes. The accompanying consolidated financial statements for the interim periods are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the periods presented. These financial statements should be read in conjunction with the financial statements for the year ended December 31, 1998 and notes thereto contained in the Report on Form 10-SB, as amended, of Realm Production and Entertainment, Inc. (the "Company") as filed with the Securities and Exchange Commission. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results for the full fiscal year ending December 31, 1999.

NOTE 2 - LOSS PER SHARE

Basic earnings per share is computed by dividing net loss, after adding back preferred stock dividends accumulated during the period, by weighted average number of shares of common stock outstanding during each period. Diluted loss per share is computed by dividing net loss by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Diluted loss per common share is not presented because it is anti-dilutive.

NOTE 3 - SHAREHOLDERS' EQUITY

Common Stock

During March 1999, the Company issued 5,000 shares of common stock in exchange for professional services rendered. These shares were valued at $3.375 per share, the fair value, and charged to operations.

During March 1999, the Company exchanged 5,859 shares of its common stock for 7.5% of BRT Video, Inc. See Note 6.

NOTE 4 - COMPREHENSIVE INCOME

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "other comprehensive items," which represent certain amounts that are reported as components of stockholders' equity in the accompanying balance sheet, including foreign currency translation adjustments. For the three months ending March 31, 1999, the Company had no comprehensive income.

NOTE 5 - FUTURE EFFECTS OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" was issued in June 1997. This statement changes the way public companies report information about segments of their business in their annual financial statements. This statement is effective for the Company's fiscal year ending December 31, 1999. However, information is not to be presented for interim financial statements in the first year of implementation. Adoption of SFAS No. 131 is not expected to have a material effect on the Company's financial statement disclosure.

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 1999
                                   (UNAUDITED)

NOTE 6 - ACQUISITION

The Company entered into a stock purchase agreement with BRT Video Inc. On October 1, 1998, the Company exchanged 50,000 shares of its common stock for 3,760 shares (72.5%) of BRT Video, Inc. During March 1999, the Company exchanged 5,859 shares of its common stock for an additional 7.5% of BRT Video, Inc. The Company is accounting for this additional acquisition of 7.5% using the purchase method of accounting. The purchase price exceeded the fair value of net liabilities assumed by approximately $21,942. The excess has been applied to goodwill and is being amortized on a straight-line basis over five years.

            REALM PRODUCTION AND ENTERTAINMENT, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 1999
                                   (UNAUDITED)

NOTE 6 - ACQUISITION (Continued)

The following unaudited pro forma consolidated results of operations of the Company assumes the acquisition had occurred January 1, 1998.

                                             Three Months
                                            Ended March 31,
                                                1998
                                            --------------

Net Sales ...............................     $ 144,050
Net Loss ................................     $(283,000)
Net Loss Per Common Share ...............     $    (.13)

Pro forma data does not purport to be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented and is not intended to be a projection of future results.

PART III

ITEM 1.
INDEX TO EXHIBITS

EXHIBITS    DESCRIPTION OF DOCUMENT
--------    -----------------------
3.1      Articles of Incorporation of Realm Production and Entertainment, Inc.*

3.2      Bylaws of Realm Production and Entertainment, Inc.*

4.1      1998 Stock Option Plan*

10.1     Employment Agreement between Realm Production and Entertainment, Inc. and  Steven Adelstein dated January 15,
         1996.*

10.2     Employment Agreement between Realm Production and Entertainment, Inc. and  Gus Guilbert dated August 1, 1997.*

10.3     Agreement between Realm Production and Entertainment, Inc. and The Animation Factory dated August 4, 1997.*

10.4     Agreement between Realm Production and Entertainment, Inc. and John Driver dated May 15, 1995.*

10.5     Stock Purchase Agreement between Realm Production and Entertainment, Inc. and Norman Titcomb and BRT Video,
         Inc. dated October 1, 1998.*

10.6     Asset Purchase Agreement between VidKid Distribution, Inc. and Madison Sports  and Entertainment, Inc. dated
         August 14, 1997.*

10.7     Settlement Agreement between Realm Production and Entertainment, Inc. and VidKid Distribution, Inc., John J.
         Drury, National Media Enterprises, Inc. and Buffalo Bob Enterprises, Inc. dated September 10, 1998.*

10.8     Lease Agreement between Realm Production and Entertainment, Inc. and Reyno International, Inc. dated May 15,
         1997.*

10.9     Program License Agreement between Vidkid Distributions, Inc.and Broadcast America Partnership, Ltd.*

10.10    Loan Out Agreement between Realm Production and Entertainment, Inc.,    Steven Adelstein and A.U.W., Inc. dated
         January 15, 1996.*

10.11    Agreement between Realm Production and Entertainment, Inc. and National  Syndications, Inc. dated August 7,
         1998.*

10.12    License Agreement between Realm Production and Entertainment and Fast Forward Marketing, Inc. dated August
         4, 1998.*

10.13    Termination Agreement between Realm Production and Entertainment, Inc. and Broadcast America Partnership, Ltd.*

21       Subsidiaries of the Registrant.*

27.1     Financial Data Schedule extracted from Realm Production and Entertainment, Inc. and Subsidiaries Financial
         Statements for the Year Ended December 31, 1998. *

27.2     Financial Data Schedule extracted from Realm Production and Entertainment, Inc. and Subsidiaries Financial
         Statements for the Three Months Ended March 31, 1999.**

* Previously Filed
** Filed Herewith

SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                EMAILTHATPAYS.COM, INC.
                                (FORMERLY REALM PRODUCTION & ENTERTAINMENT, INC.)
                                ----------------------------------------------------------


Date: March 24, 2000            By: /s/ DANIEL HUNTER
                                ----------------------------------------------------------
                                Daniel Hunter, Chief Executive Officer and Director



Date: March 24, 2000            By: /s/ DONALD JAMES MACKENZIE
                                ----------------------------------------------------------
                                Donald James MacKenzie, President, Secretary and Director


Date: March 24, 2000            By: /s/ WARREN OLSON
                                ----------------------------------------------------------
                                Warren Olson, Chief Financial Officer

                                       26